Mail Stop 3561

November 17, 2006

Jin Shi
ChinaGrowth North Acquisition Corporation
c/o Global Vestor Capital Partners LLC
105 Main Street
Hackensack, NJ 07601

      Re: **ChinaGrowth North Acquisition Corporation**
               ChinaGrowth South Acquisition Corporation
               Amendments No. 4 to Registration Statements on Form F-1
               Filed November 6, 2006
               File Nos. 333-134458 and 333-134459

Dear Mr. Shi:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the risk factors and business sections, please clearly disclose at what point in the liquidation process, the company would distribute the funds held in trust. Also revise the summary, to briefly include this disclosure and the liquidation process.

Prospectus Summary, page 1

Liquidation Redemption and Dissolution if no business combination, page 8

2.   We note your response to comment eight from our letter dated October 25, 2006 and we reissue our prior comment. We were unable to locate the additional disclosure on page 8 as referenced in your response. Please briefly disclose in this subsection, the risk that the funds held in trust could be subject to creditors' claims.

Risk Factors, page 11

3.   We note that the risk factor, on pages 16 and 17 under the caption "Our Officer and directors are currently affiliated …," discusses two separate risks. Please revise to separate the risk of conflicting fiduciary duties from the risk of seeking a business combination with a target business with which one or more of your existing shareholders may be affiliated.

4.   We note the disclosure on page 17 that "if we become aware of an opportunity to seek a business combination with a target business with which one or more existing shareholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination." In this risk factor and in the business section, please discuss these conflicts of interest in more detail, the types of affiliations and whether the conflicts would include affiliations with officers and directors. Also discuss whether the company would seek a fairness opinion in this situation and, if not, please explain why.

Proposed Business, page 44

Sources of Target Businesses, page 49

5.   We note the disclosure on page 17 that, "In addition, certain of our officers and directors have had discussions on behalf of their affiliated entities to acquire target companies in the PRC." Please discuss whether the company could enter into a business combination with any of these entities in the PRC. If so, please

disclose the nature of the discussions with these entities, the names of theses entities, including their location and types of business, and any understandings or agreements between the company, its officers, directors or their affiliates, and these entities. We may have further comment.

6. Please discuss whether the company, or any of its officers, directors and shareholders, has had any discussions with affiliates of the officers, directors or shareholders of the company, regarding a possible business combination between the company and an entity in the PRC. If so, please discuss the nature of these discussions, including any possible targets and/or understandings between the company, or its officers, directors and shareholder, and the affiliates of the officers, directors and shareholders of the company regarding a possible business combination with the company and a business in the PRC.

7. We note that Chum Investment Corporation has been utilized by prior blank check companies with which management has been associated. Clarify whether there is any understanding, preliminary or otherwise, regarding Chum's or any other entity's role or future role in identifying target companies for the company. Also, clarify whether any affiliated company, including Chum, is informally searching for target opportunities based upon its knowledge that the company is in registration. We may have further comment.

8. Clarify whether you have formally or informally informed any entity that you are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. Clarify your policy regarding any opportunities that third parties may be aware of prior to the completion of the IPO. We may have further comment.

9. Please discuss whether the company could enter into a business combination with a target business that an officer or director of the company was aware of from his or her search of target businesses when such officer or director was associated with a prior blank check company.

Fair Market Value of Target Business, page 51

10. We note your response to comment six from our letter dated October 25, 2006. Please include your response in this subsection since such information would be important to investors. Particularly, ensure to include your statement that "the fair market value of the portion of the target business acquired must be equal to 80% of our net asset held in trust (net of taxes) at the time of such acquisition."

Management, page 62

Conflicts of Interest, page 64

11.   We note your response to comment four from our previous letter and we reissue in part our prior comment. We note the disclosure on page 66 that, "Furthermore, in order to minimize potential conflicts of interest which may arise form our directors' multiple affiliations … our directors have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire an operating business … subject to any pre-existing fiduciary obligations the director might have." (emphasis added). In order to give any meaning to the first part of the statement, in this context, please describe any pre-existing fiduciary obligations the directors might have.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        Fax (212) 884-8498